CAPITAL PRODUCTION PARTNERS L.P. ANNOUNCES APPOINTMENT OF
MR. IOANNIS LAZARIDIS AS NON-EXECUTIVE CHAIRMAN

ATHENS, GREECE -- 12/18/14 -- Capital Product Partners L.P. (NASDAQ: CPLP) today announced the appointment of Mr. Ioannis Lazaridis as non-executive Chairman. His appointment will be effective from December 19, 2014. Mr. Lazaridis is currently a non-executive Director of the Partnership. Mr. Lazaridis was CEO and CFO of the Partnership from its inception in 2007 through September 2014 when he stepped down to pursue personal investment interests in the US and internationally. Mr. Lazaridis was succeeded as CEO and CFO by Mr. Petros Christodoulou, a career banker and financial markets expert.

To effect this change, Mr. Marinakis will step down as Chairman of the Partnership. Mr. Marinakis will remain as Chairman and Chief Executive Officer of Capital Maritime & Trading Corp. (CMTC), the sole owner of the General Partner of CPLP. CMTC provides the technical and commercial management of CPLP vessels and is a charterer of a number of CPLP vessels, some of which it has recently renewed at attractive rates. Mr. Marinakis strongly emphasizes his continued support for CPLP which was last manifested last week when CMTC increased its holdings in CPLP by purchasing 332,000 common units.

Commenting on these changes, Mr. Marinakis said: "I am delighted to see Mr. Lazaridis appointed as Chairman of the Partnership. His successful tenure as CEO of CPLP and his continuous active involvement in shipping makes him the right person to chair the Board in CPLP in its next phase of growth. As CEO of the Partnership's sponsor and largest unitholder, CMTC, I remain strongly committed to the Partnership and look forward to continuing to support it in the future."

Mr. Lazaridis commented, "I am honored to be appointed Chairman at this important phase of the Partnership, and I look forward to working with Mr. Christodoulou and the Board to deliver on the Partnership's growth strategy."

Mr. Christodoulou commented, "I welcome Ioannis Lazaridis's appointment as Chairman of the Board of CPLP. He is a respected figure in the shipping community and I am looking forward to working closely with him in the next phase of the Partnership's growth. I am also very pleased for the continued strong support for the Partnership by our sponsor, CMTC. We are looking forward to working closely with our sponsor to identify and develop accretive opportunities for the Partnership."

Brief Biography of Mr. Lazaridis

Mr. Lazaridis has been on our board of directors since March 13, 2007, a position he maintains. Mr. Lazaridis served as CEO and CFO of CPLP from its formation in 2007 until September 2014. In parallel, Mr. Lazaridis served as Capital Maritime's CFO and as a director from its incorporation in March 2005 until Sept 2014. He remains a director of Capital Maritime. From 2004 to March 2005, Mr. Lazaridis was employed by our predecessor companies. From 1990 to 2004, Mr. Lazaridis was employed in the equity business for three different firms in the UK (Credit Agricole Indosuez Cheuvreux, Kleinwort Benson and Norwich Union Investment Management). Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK.

Forward-Looking Statements

The statements in this press release that are not historical facts, including those relating to the ability to pursue growth opportunities may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-G

Contact Details:

Capital GP L.L.C. Petros Christodoulou CEO and CFO +30 (210) 4584 950 E-mail: p.christodoulou@capitalpplp.com	Investor Relations / Media Nicolas Bornozis Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Jerry Kalogiratos Chief Operating Officer +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com